FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1.                     Reporting Issuer

Envoy Capital Group Inc. (the “Company”)
30 St. Patrick St. Suite 301
Toronto, Ontario
M5T 3A3

Item 2.                     Date of Material Change

February 10, 2011.

Item 3.                     News Release

A press release with respect to the material change referred to in this material change report was issued by the Company on February 10, 2011 and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.                     Summary of Material Change

The Company announced that the independent members of its board of directors had approved the completion of a restructuring designed to significantly reduce its corporate structure and associated costs.

Item 5.                     Full Description of Material Change

The Company announced that the independent members of its board of directors approved the completion of a restructuring (the “Restructuring”) designed to significantly reduce the Company’s corporate structure and associated costs. As part of the Restructuring, the Company is in the process of transferring all of its assets in Envoy Capital Group Monaco S.A.M. to itself in Canada and going forward will operate its merchant banking business solely from its offices in Toronto, Ontario.

The decision to complete the Restructuring was made to increase the Company’s profitability over the long-term. Management expects that the Restructuring will result in an approximately 60% reduction in the Company’s current overhead. While there is still uncertainty in the global capital markets, management is cautiously optimistic that the significantly lower overhead will help to better position the Company as it continues its merchant banking strategy into the future. The total one-time cost of the Restructuring is estimated to be approximately $5,600,000.

Each of the Company’s current directors have resigned and have been replaced by Robert Pollock, Tim Sorensen, David Guebert and John K. Campbell (the “Board”). Mr. Pollock has been appointed as the Chief Executive Officer of the Company. The Board would like to thank the out-going directors for their service.

In separate transactions that were completed at the same time as the Restructuring, Mr. Genovese has privately sold 1,540,606 common shares of the Company (the “Common Shares”), representing approximately 19.12% of the outstanding Common Shares for aggregate consideration of $2,387,939.30 pursuant to private agreements. Mr. Pollock purchased 1,200,000 Common Shares, representing approximately 14.95% of the total issued and outstanding Common Shares from Mr. Genovese for aggregate consideration of $1,860,000 and does not own or control any other Common Shares.

Mr. Pollock acquired the Common Shares for investment purposes only. Mr. Pollock may from time to time acquire additional Common Shares, dispose of some or all of the existing or additional Common Shares, or continue to hold the Common Shares in the normal course of its investment activities, subject to applicable laws.

Item 6.                     Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.                     Omitted Information

No information has been omitted.

Item 8.                     Executive Officer

Robert Pollock, Chief Executive Officer

(416) 619-3166

Item 9.                     Date of Report

DATED at Toronto, in the Province of Ontario, this 11th day of February, 2011.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking information within the meaning of Canadian securities laws. Although the Company believes that such information is reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking information is typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking information provided by the Company is not a guarantee of future results or performance, and that actual results may differ materially from those in forward looking information as a result of various factors, including, but not limited to, the state of the financial markets for the Company’s equity securities, the state of the market for iron ore or other minerals that may be produced generally, recent market volatility; variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, to raise the necessary capital or to be fully able to implement its business strategies and other risks associated with the exploration and development of mineral properties. The reader is referred to the Company's disclosure documents for a more complete discussion of such risk factors and their potential effects, copies of which may be accessed through the Company’s page on SEDAR at www.sedar.com